Mail Stop 3-8


								November 23, 2004


By Facsimile and U.S. Mail

Pauline Schneider
Vice President - Finance
PRB Transportation, Inc.
1401 17th Street, Suite 650
Denver, Colorado 80202

		RE:	PRB Transportation, Inc.
		Registration Statement on Form S-1
      Filed November 1, 2004
			File No.  333-120129

Dear Ms. Schneider:

	We have reviewed the statements of revenues and direct operating expenses for certain gas gathering assets of Bear Paw Energy, LLC included in your Form S-1 filed November 1, 2004, and your letter to the Chief Accountant`s Office dated November 17, 2004 and have the following comments that require revision to your filing. Please note that our comments on your Form S-1 will follow under separate cover.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*************







Financial Statements of Operating Assets Acquired from Bear Paw
Energy, LLC

In appropriate circumstances involving the acquisition of divisions, product lines or other businesses constituting less than a legal entity, the staff has accepted the filing of statements of assets acquired and of revenues and direct expenses in satisfaction of the requirements of Rule 3-05 of Regulation S-X. The following comments are based on our review of the financial statements included in your registration statement along with your letter to the Chief Accountant`s Office dated November 17th:

1. You state that you are unable to present an audited statement of assets acquired and liabilities assumed based on the seller`s historical cost. In such circumstances, you should file an audited statement of assets acquired and liabilities assumed on the basis of your purchase price allocation as of the acquisition`s effective date.

2. Direct operating expenses should include all costs necessary for the production, marketing and distribution of the acquired business` services/products, including selling and direct overhead other than costs of general corporate activities, interest and taxes. In other words, costs directly associated with the income producing activities of the acquired operations must be included in the operating statements. Besides being able to identify and associate such costs with the acquired business, you may need to develop allocation methodologies that are reasonable and rational. Accordingly, revise to include an allocation of historical depreciation expense and fixed asset impairment charges, and review the components of general and administrative expenses for other allocable costs. In the footnotes to these financial statements, identify each of the allocated items
(with its amount) and describe the allocation methodologies you used.

3. Display the material components of direct operating expenses on the face of the statement. In the footnotes, describe the nature of the omitted expenses.

4. Expand your discussion of gas gathering contracts renegotiated subsequent to December 31, 2003 to clarify the specific terms of the contracts affected (e.g. duration, value, price per unit, etc.) and provide sufficient context to help a reader understand the extent to which such contract changes are expected to impact cash flows and reported earnings in effect during the periods presented by the financial statements going forward. In this regard, we note your disclosure in Management`s Discussion and Analysis of Financial Condition and Results of Operations of the impact on revenues for the last two months of the six months ended June 30, 2004.

5. Also include in the footnotes a discussion of the nature and terms of the significant contracts related to the gas gathering assets. We expect that a discussion of the nature and terms of significant contracts would include, among other things:
a. Identification of each significant contract by type (e.g. fixed-unit price, fixed price, cost-plus, time and materials, etc.),
b. Contract duration, including a discussion of renewal terms, if any,
c. Contract value, including a discussion of whether contracts are cancelable or non-cancelable, and by whom, and whether there are contractual minimums or maximums, and
d. The amount of revenues recognized for each material contract for all periods presented.

6. Include in the footnotes, to the extent available, information about the acquired business` operating, investing, and financing cash flows.

7. Include unaudited interim period statements of revenues and direct operating expenses as required by 3-02(b) of Regulation S-X.

8. In presenting the effects of this acquisition in your pro forma operating information prepared in accordance with Article 11 of Regulation S-X, exercise care to limit it to information that is factually determinable and to exclude forecasted or other forward-looking information. Prominently disclose how the pro forma operating information is not indicative of your operations going forward because it excludes certain operating expenses.

9. We encourage you to include forward-looking information regarding the revenues and expenses of the acquired business as reorganized under your corporate structure and management. If furnished, clearly identify it as forward-looking, rather than as pro forma. If the forward-looking information provided is not in the form of a comprehensive forecast of revenues and net earnings, disclose how revenues and operating efficiencies may vary given the assumptions underlying the forward-looking information that you do provide.

**********





	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions regarding these comments, please direct them to Staff Accountant Ta Tanisha Henderson at (202) 942-2958, or in her absence, to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief

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June 29, 2005
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